February 18, 2025

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Copley Acquisition Corp Registration Statement on Form S-1/A Filed February 3, 2025 File No. 333-283972

Ladies and Gentlemen:

On behalf of our client, Copley Acquisition Corp (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 12, 2025, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed via EDGAR on February 3, 2025.

The Company is concurrently filing via EDGAR Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form S-1 filed February 3, 2025

Cover Page

1.	We note your response to prior comment 2. As previously requested, please disclose the location of your auditor’s headquarters on the cover page.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page of Amendment No. 2 accordingly.

2.	We note your response to prior comment 3. Please revise to include the substance of your response on the cover page of the prospectus.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page of Amendment No. 2 accordingly.

3.	We note your response to prior comment 5. Please also address whether the issuance of additional Class B shares upon a change in the size of the offering may result in material dilution to shareholders. Please see Item 1602(a)(3) of Regulation S-K. Please also include disclosure regarding the issuance of additional Class B shares upon a change in the size of the offering in the tables depicting compensation and securities issuable to the sponsor on pages 12 and 121, and outside of the tables, discuss the extent to which such issuances may result in material dilution to shareholders. Please see Item 1602(b)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page, as well as pages 13, 15, 23, 26, 69, 114, 124, 125, 166, 168, 172 and 181 of Amendment No. 2 accordingly.

Summary, page 1

4.	We note your responses to prior comments 7 and 21. Please revise to include the substance of your response to prior comment 7 in the summary. Also revise to address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 11 of Amendment No. 2 accordingly.

Summary of Risk Factors, page 41

5.	We note your response to prior comment 13. Please revise to provide cross-references to the more detailed discussion of the risks, found elsewhere in the prospectus, that your corporate structure and being based in China poses to investors.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 45 of Amendment No. 2 accordingly, as well as revised page 11 of Amendment No. 2 to add an additional cross-reference. The Company respectfully notes to the Staff that, as disclosed in Amendment No. 2, with respect to the risk of government intervention due to having directors and officers located in Hong Kong, since the Company will not undertake an initial business combination with any company being based in or having the majority of such company’s operations in the People’s Republic of China (including Taiwan, Hong Kong, and Macau) (“PRC”), based on the Company’s understanding of the current PRC laws and regulations, neither the Company nor its directors and officers are required to obtain permission from the governmental agencies in China in connection with the Company’s initial public offering, search for a target company or for an initial business combination.

Proposed Business

Sponsor Information, page 120

6.	We note your response to prior comment 18. Please revise the tables on pages 14 and 123-124 to disclose the lock-up agreement between you, the sponsor, and your directors and officers, on the one hand, and Clear Street, on the other.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 17 and 127 of Amendment No. 2 accordingly.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Francis C.Y. Ng, Copley Acquisition Corp